FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2010

D. MEDICAL INDUSTRIES LTD.
(Exact name of registrant as specified in its charter)

7 Zabotinsky St.
Moshe Aviv Tower
Ramat-Gan 52520
Israel
+972 (3) 611-4514
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company
1180 Avenue of the Americas, Suite 210
New York, NY 10036
(800) 927-9801
(Name, address, including zip code and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Information contained in this Form 6-K

On or about September 10, 2010, D. Medical Industries Ltd. sent to shareholders a notice of extraordinary general meeting of shareholders to be held on October 18, 2010 in Israel, a proxy statement and a proxy card. Copies of the notice, proxy statement and proxy card were also filed in Israel on September 12, 2010 and are attached to this report as Exhibits 1 and 2.

Exhibits

Exhibit 1	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement.

Exhibit 2	Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2010	D. Medical Industries Ltd. By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer